Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: August 14, 2023

ONEOK'S STRATEGIC ACQUISITION OF MAGELLAN MIDSTREAM PARTNERS

The ONEOK Board of Directors unanimously recommends that shareholders vote "FOR" all proposals related to the Magellan transaction on the enclosed proxy card.

The acquisition of Magellan provides a compelling long-term value proposition to ONEOK shareholders:

Highly attractive dividend

- More than **25-year history** of dividend stability
- **July 2023**: Declared quarterly dividend of 95.5 cents/share[1], for an annualized dividend of $3.82/share
- **January 2023**: ONEOK announced **2% increase** in quarterly dividend
- **Since 2017**, ONEOK has paid **~$9 billion** in dividends to shareholders

Immediate to near-term synergy opportunities with significant potential upside

- $200 million assumed synergies, with potential for **total annual synergies >$400 million** within two to four years post-close
- Cost synergies
- Commercial synergies in four core areas: **Batching**, **Blending**, **Bundling** and **Storage & Optimization**

Diversified company with scope, scale and strong balance sheet

- Enhanced growth opportunities
- Diverse free cash flow generation
- Investment-grade credit ratings
- S&P 500 index member

ONEOK is building on strong second quarter 2023 financial results

Our strong second quarter financial results reinforce the stability, resiliency and flexibility of our business. We have positive momentum as we enter the second half of 2023.

↑ 13%
in net income to **$468 million**[2]

↑ 10%
in adjusted EBITDA to **$971 million**[2]

Increased annual 2023 financial guidance expectations

Continued volume strength across operations, specifically in Rocky Mountain region and Permian Basin

ONEOK will hold a Special Meeting of Shareholders in connection with the transaction on September 21, 2023. **YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN.**

VOTING IS EASY

ONEOK | MAGELLAN MIDSTREAM PARTNERS, L.P.

SUBMIT A PROXY TO VOTE:

BY INTERNET

Go to the website listed on the enclosed proxy card and follow the steps outlined on the secured website.

BY TELEPHONE

Call the number listed on the enclosed proxy card on a touch-tone telephone, which will be toll-free from the U.S. or Canada.

BY MAIL

Complete, sign and date the proxy card and return it promptly to the address indicated on the proxy card in the postage-paid envelope provided.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please call Innisfree M&A Incorporated at the phone numbers listed below.

SHAREHOLDERS (TOLL-FREE)
877-750-9499

BANKS AND BROKERS (COLLECT)
212-750-5833

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT: In connection with the proposed merger (the "Proposed Transaction") between ONEOK and Magellan, ONEOK filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (as amended, the "Registration Statement") to register the shares of ONEOK's common stock to be issued in connection with the Proposed Transaction. The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the "joint proxy statement/prospectus"), and each party will file other documents regarding the Proposed Transaction with the SEC.

INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

The Registration Statement was declared effective by the SEC on July 24, 2023, and ONEOK and Magellan mailed the joint proxy statement/prospectus to their respective stockholders on or about July 25, 2023. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK's website at www.oneok.com under the "Investors" tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan's website at www.magellanlp.com under the "Investors" tab.

PARTICIPANTS IN THE SOLICITATION: ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK's shareholders and the solicitation of proxies from Magellan's unitholders, in each case with respect to the Proposed Transaction. Information about ONEOK's directors and executive officers is available in ONEOK's Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023, and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus. Information about Magellan's directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

NO OFFER OR SOLICITATION: This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS: This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "create," "intend," "could," "would," "may," "plan," "will," "guidance," "look," "goal," "future," "build," "focus," "continue," "strive," "allow" or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction, the expected closing of the Proposed Transaction and the timing thereof and as adjusted descriptions of the post-Transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK's and Magellan's businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the Proposed Transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the Proposed Transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the Proposed Transaction; the risk that changes in ONEOK's capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK's and Magellan's operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK's or Magellan's control, including those detailed in ONEOK's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK's website at www.oneok.com and on the website of the SEC at www.sec.gov, and those detailed in Magellan's Annual Reports on Form 10-K, Quarterly Reports on Form 10- Q and Current Reports on Form 8-K that are available on Magellan's website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

[1] Payable on August 14, 2023, to shareholders of record at the close of business August 1, 2023.

[2] Compared to second quarter 2022 results.